Exhibit 12.1

FLIR Systems, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Six Months Ended June 30, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006
Earnings From Continuing Operations
Before Income Taxes	119,162	362,939	340,393	290,318	186,074	127,832
Add: Fixed Charges (1)	1,472	5,554	8,905	16,501	17,009	15,229

Earnings (2)	120,634	368,493	349,298	306,819	203,083	143,061

Fixed Charges (1)	1,472	5,554	8,905	16,501	17,009	15,229

Ratio of Earnings to Fixed Charges	82.0x	66.3x	39.2x	18.6x	11.9x	9.4x

(1)	Fixed charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be twenty percent of rental expense.
(2)	Earnings consist of earnings from continuing operations before income taxes plus fixed charges.